Exhibit 99.1

SaverOne Granted Key New Patent in the US which Bolsters its Position as a Transportation Safety Leader

This 9th patent granted for a new algorithmic approach to identify the locating wireless devices in a volume

Petah Tikvah, Israel, May 17, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, is pleased to announce the grant of its 9th patent. The patent was registered in the United States, US patent number 11,644,626, entitled system and method of locating wireless devices in a volume, on May 9, 2023. This accomplishment further consolidates the Company’s stronghold in the area of transportation safety technology. This newly patented technology makes it easier for in-vehicle systems to identify and accurately locate the driver’s cellphone within the vehicle via their cellphone footprint, prevent the driver’s use of dangerous applications while driving and potentially avoid a collision.

This addition to SaverOne’s patent family brings the Company’s total patent portfolio to 22, with 9 now granted across multiple jurisdictions and 13 more patent applications underway. The patents have been strategically filed across multiple jurisdictions, including the US, China, Israel, the United Kingdom, and European Union countries, supporting the Company’s strategic expansion in these markets.

Ori Gilboa, CEO of SaverOne, commented, “We are excited to have been granted this patent by the US Patent & Trademark Office (PTO), affirming the innovation and novelty of our technology. Our diverse range of patents underlines SaverOne’s commitment to driving innovation in the transportation safety solutions arena. It secures our competitive edge and intellectual property rights for the long-term, and more importantly, empowers us to deliver our life-saving solutions throughout the world. It is a testimony to the innovative spirit of our dedicated R&D team, pushing the boundaries of what is possible. This patented technology will further enhance our ability to develop products to safeguard the lives of road users around the world, and we are excited with the possibilities our patents open up for our future growth.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the private placement, and the satisfaction of customary closing conditions related to the private placement, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 and in subsequent filings with the SEC.. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il